Exhibit 99.1
IFRS USD Press Release

Infosys (NASDAQ: INFY) Announces Results for the quarter ended June 30, 2011

Q1 revenues grew by 23% Year on Year; sequentially grew by 4.3%

Mysore, India – July 12, 2011

Highlights

Consolidated results under IFRS for the quarter ended June 30, 2011
  Revenues were $1,671 million for the quarter ended June 30, 2011; QoQ growth was 4.3%; YoY growth was 23%
  Net income after tax was $384 million for the quarter ended June 30, 2011; QoQ decline was 4.5%; YoY growth was 17.8%
  Earnings per American Depositary Share (EPADS) was $0.67 for the quarter ended June 30, 2011; QoQ decline was 4.3%; YoY growth was 17.5%
  26 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of  9,922 employees (net addition of 2,740) for the quarter by Infosys and its subsidiaries
  133,560 employees as on June 30, 2011 for Infosys and its subsidiaries
“We have re-organized the company to be more industry domain focused which will accelerate innovation and make us more responsive to clients’ needs” said S. Gopalakrishnan, CEO and Managing Director. “We believe that Infosys is well positioned to be a transformational partner for large clients even as they navigate through uncertain times.”

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2011 and for the fiscal year ending March 31, 2012, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS – consolidated *

Quarter ending September 30, 2011
  Revenues are expected to be in the range of $1,730 million and $1,755 million; YoY growth of 15.6% to 17.3%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.67 and $0.68; YoY growth of 3.1% to 4.6%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7.13 billion and $7.25 billion; YoY growth of 18% to 20%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $2.88 to $2.92;YoY growth of 10.0% to 11.5%
*	Exchange rates considered for major global currencies: AUD / USD – 1.07; GBP / USD – 1.60; Euro / USD – 1.45

Expansion of services and significant projects

Infosys is focused on delivering measurable business value to clients - whether it be initiating transformational process changes, accelerating innovation or driving best-in-class efficiencies.

Consulting & System Integration

Infosys has developed a world-class business consulting model to recharge technology-led transformation for enterprises.

We transformed the IT environment of a large telecom Original Equipment Manufacturer (OEM) to a cloud based model. For another leading networking OEM, we are managing the engineering activities for the development of a collaboration and communication product.

For an aerospace company, we re-engineered a large application resulting in productivity enhancements.A leading provider of clean, green technology, products and services partnered with us to develop a business transformation solution to define its core process model in emerging and developed markets.

For a U.S.-based investment management company, we are building a technology solution to transform its dealer compensation and management platform.

A U.S.-based high tech major partnered with us for cloud analytics and insights, resulting in improved return on investment through better customer service. For a leader in aerospace products we are managing the PeopleSoftCenter of Excellence (CoE) and services, leading to cost savings through optimized global delivery of services.For a global retail major, Infosys delivered a secure cloud-based solution that tracks carbon footprints of its supplier ecosystem to help identify preferred suppliers for its business.

Business Operations

Our best-practice approach to efficiently run small or large portions of our client’s business will free up resources for transformation and innovation-led growth projects.

We partnered with a leading aircraft manufacturer’s infrastructure department for application integration, release management and infrastructure support. An aerospace major engaged us to enhance its knowledge-based engineering tools to improve product development performance and cycle time. A European airline selected us to transform its business processes, governance and organizational skill management, leading to enhanced business-IT alignment.

For a large U.K.-based communications provider we built online self-service capabilities,resulting in substantial cost savings through a reduction in call volumes to data centers.

We provided testing services for the Smart Meter project of a large electric utilities company,leading to a reduction in total cost of ownership and improving the quality of the final product. A global energy management solutions company engaged us to enhance its building automation database, allowing its customers to migrate to a new framework and save licensing costs.

A vehicle glass repair and replacement company selected us to implement its global warehouse management system and host the infrastructure for the program.

For a leading bank, Infosys BPO enhanced productivity by managing back office operations including bank deposit operations, mortgageand investment services. An electronics and industrial engineering major partnered with Infosys BPO for transition support for captive shared service centers, leading to operational excellence.

Products, Platforms & Solutions

We continued to partner with clients enabling them to leverage new business growth opportunities based on our strength and ability to co-create and accelerate innovation.

A semi-conductor major partnered with us to accelerate its products pipeline by involving us in the designing, developing and testing of new chipsets. Another global semiconductor company chose us to create an Infosys Center of Excellence (CoE) for middleware products.

We helped a hotel supplier in the development of an iPhone and iPad application to provide end customers access to recipes, improving engagement with customers and marketing efforts. For a cable Multiple System Operator (MSO) in the U.S. we developed an iPad application for video streaming, helping the client launch its products in the market ahead of competition.

We helped a telecom company in the Australia and New Zealand region migrate from 3G network to higher bandwidth technologies like High Speed Packet Access (HSPA) and Long Term Evolution (LTE), enabling faster rollout of technologies and better customer satisfaction.

Finacle™

Finacle™, our universal banking solution won 11 deals this quarter and 20 client projects went live this quarter. Finacle™ also announced the availability of Finacle Lite™, the banking solution on a private cloud environment for co-operative banks, community banks and credit unions worldwide.

Finacle™ is being used by over 148 banks across 72 countries to power operations across 47,000 branches. Today, Finacle enables its customer banks to serve 390 million accounts and 289 million consumers worldwide.

Finacle™ is also leading the financial inclusion objective in India. 45 of the 82 Regional Rural Banks (RRBs) in the country have opted to leverage Finacle across 9,900 branches.

“Our mission to engineer rural India’s progress through financial inclusion is rapidly gaining momentum” Said S. Raman, Chairman & Managing Director, Canara Bank. “With more than 800 branches covering the states of UP, Karnataka and Kerala through three Regional Rural Banks, we are truly geared to further expand our rural reach. We are happy to have Finacle™ power this journey towards enhancing our service delivery and promoting financial inclusion.”

Infosys iEngage™

This quarter Infosys iEngage™ signed five strategic wins with large global enterprises.

Infosys iEngage™ also unveiled its new Social Commerce and enhanced Employee Engagement platform. All five platforms of Infosys iEngage™ are now available on smartphone-enabled devices. Infosys iEngage™ can be delivered through Infosys cloud or client cloud in the Software as a service (SaaS) model.

Infosys is helping a global technology company to assess and adopt iEngage™ for their employee collaboration to help improve workforce productivity, accelerate time to market of their products and increase sales. A global technology major has also selected Infosys iEngage™ to drive its social listening strategy and implementation for a new product launch.

Infosys Health Benefit Exchange

This quarter we launched Infosys Health Benefit Exchange, a cost- effective solution designed to help set up the insurance exchanges. This will allow payers to market plans more efficiently while allowing them to get fast and personalized quotes.

Liquidity

As on June 30, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was $3.8Bn ( $3.4Bn as on June 30, 2010).

“We continue to focus on high-quality growth balancing both revenue growth and margins” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “We are making the right investments to position ourselves as the partner of choice for large global clients.”

About Infosys Ltd

Many of the world’s most successful organizations rely on the 133,560 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Priyanka Waghre, India +91 95388 77561 Priyanka_Waghre@infosys.com	Soctt Arenson, USA +1 (703) 527 2560 sarenson@golinharris.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of
(Dollars in millions except share data)
	June 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$3,784	$3,737
Available-for-sale financial assets	6	5
Investment in certificates of deposit	5	27
Trade receivables	1,092	1,043
Unbilled revenue	312	279
Derivative financial instruments	19	15
Income tax assets	136	139
Prepayments and other current assets	213	206
Total current assets	5,567	5,451
Non-current assets
Property, plant and equipment	1,093	1,086
Goodwill	185	185
Intangible assets	10	11
Available-for-sale financial assets	5	5
Deferred income tax assets	85	85
Income tax assets	84	84
Other non-current assets	117	103
Total non-current assets	1,579	1,559
Total assets	$7,146	$7,010
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$5	$10
Current income tax liabilities	232	183
Client deposits	3	5
Unearned revenue	118	116
Employee benefit obligations	24	31
Provisions	27	20
Other current liabilities	437	451
Total current liabilities	846	816
Non-current liabilities
Deferred income tax liabilities	–	–
Employee benefit obligations	74	58
Other non-current liabilities	18	14
Total liabilities	938	888
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,354,092 and 570,317,959 net of 2,833,600 treasury shares each as of June 30, 2011 and March 31, 2011, respectively	64	64
Share premium	702	702
Retained earnings	5,387	5,294
Other components of equity	55	62
Total equity attributable to equity holders of the company	6,208	6,122
Total liabilities and equity	$7,146	$7,010

Infosys Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income
(Dollars in millions except share data)
	Three months ended June 30, 2011	Three months ended June 30, 2010
Revenues	$1,671	$1,358
Cost of sales	1,022	800
Gross profit	649	558
Operating expenses:
Selling and marketing expenses	89	74
Administrative expenses	125	100
Total operating expenses	214	174
Operating profit	435	384
Other income	99	53
Profit before income taxes	534	437
Income tax expense	150	111
Net profit	$384	$326
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	–	$(1)
Exchange differences on translating foreign operations	(7)	(188)
Total other comprehensive income	$(7)	$(189)
Total comprehensive income	$377	$137
Profit attributable to:
Owners of the company	$384	$326
Non-controlling interest	–	–
	$384	$326
Total comprehensive income attributable to:
Owners of the company	$377	$137
Non-controlling interest	–	–
	$377	$137
Earnings per equity share
Basic ($)	0.67	0.57
Diluted ($)	0.67	0.57
Weighted average equity shares used in computing earnings per equity share
Basic	571,333,499	571,036,067
Diluted	571,396,376	571,332,571

NOTE:
1. The unaudited Consolidated Balance sheets & Comprehensive Income for the quarter ended June 30, 2011 has been taken on record at the Board meeting held at Mysore on July 12, 2011
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com